SECURITIES AND EXCHANGE COMMISSION

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SEC FILE NUMBER
8- 65727

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Mid-States Investment Solutions LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4450 Weaver Parkway Suite 250
(No. and Street)

Warrenville	IL	60555-3926
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas, G. Moore, President 630-276-2727
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

801 Nicollet Avenue, Suite 1300	Minneapolis	MN	55112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Moore , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mid-States Investment Solutions, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

"OFFICIAL SEAL"
DENISE M HASENHEYER
NOTARY PUBLIC STATE OF ILLINOIS
COMMISSION EXPIRES 02/25/09

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mid-States Investment Solutions LLC
(A Wholly Owned Subsidiary of
Mid-States Corporate Federal Credit Union)
Financial Report
December 31, 2005

McGladrey & Pullen
Certified Public Accountants

McGladrey & Pullen, LLP is a member firm of RSM International –
an affiliation of separate and independent legal entities.

TABLE OF CONTENTS

McGladrey & Pullen
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Sole Manager
Mid-States Investment Solutions LLC
Warrenville, Illinois

We have audited the accompanying statement of financial condition of Mid-States Investment Solutions LLC (a wholly owned subsidiary of Mid-States Corporate Federal Credit Union) as of December 31, 2005, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mid-States Investment Solutions LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the attached schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Minneapolis, Minnesota
January 19, 2006
midinv.mn.cuso-fs.ann.05.kp

MID-STATES INVESTMENT SOLUTIONS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$	103,332
Investments		199,092
Prepaid expenses and other assets		47,051
	$	349,475

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accrued expenses and other liabilities	$	101,787
Total liabilities		101,787
Commitments and contingent liabilities		
Member's Equity		
Contributed capital		600,000
Accumulated deficit		(352,312)
Total member's equity		247,688
	$	349,475

The accompanying notes are an integral part of this statement.

MID-STATES INVESTMENT SOLUTIONS LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUE		
Commissions	$	278,631
Marketing fee income from parent company		1,870,673
Service fees		284,281
Interest		11,940
		2,445,525
EXPENSES		
Salaries and benefits		839,606
Fee expense to parent company		1,685,712
Operations		8,400
Occupancy		3,309
Professional and outside services		206,238
Training, travel and communications		73,719
Other		37,366
		2,854,350
NET LOSS	$	(408,825)

The accompanying notes are an integral part of this statement.

MID-STATES INVESTMENT SOLUTIONS LLC
CHANGES IN MEMBER'S EQUITY
FOR THE 2005 ENDED DECEMBER 31, 2005

	Contributed Capital	Accumulated Earnings (Deficit)	Total
Balance, December 31, 2004	$ 600,000	$ 56,513	$ 656,513
Net loss		(408,825)	(408,825)
Balance, December 31, 2005	$ 600,000	$ (352,312)	$ 247,688

The accompanying notes are an integral part of this statement.

MID-STATES INVESTMENT SOLUTIONS LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(408,825)
Adjustments to reconcile net loss to net cash used in operating activities:		
Decrease in investments		248,518
Increase in receivable from parent company		12,552
Decrease in prepaid expenses and other assets		10,500
Increase in accrued expenses and other liabilities		43,527
Net cash used in operating activities		(93,728)
DECREASE IN CASH AND CASH EQUIVALENTS		(93,728)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		197,060
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	103,332

The accompanying notes are an integral part of this statement.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization: Mid-States Investment Solutions LLC (the Company) was formed on October 10, 2002 as an Illinois limited liability company. On July 18, 2003, the Company became a broker-dealer registered with the Securities and Exchange Commission (SEC) and became a member of the National Association of Securities Dealers (NASD). The Company is a wholly owned subsidiary of Mid-States Corporate Federal Credit Union (Mid-States). The Company offers securities transaction services to its customers, principally credit unions and credit union service organizations. The Company is currently engaged as a broker dealer for corporate debt securities, government and agency securities, and interests in mortgages or other receivables. The Company is registered with the SEC to provide investment advisory services. The Company also solicits time deposits for financial institutions, principally Mid-States.

The Company clears its securities transactions on a fully disclosed basis through JP-Morgan Chase Bank. In conjunction with its clearing role, JP-Morgan Chase Bank is the custodian bank for securities owned by the Company and also maintains segregated accounts on behalf of the Company's customers. The Company operates a main office in Illinois, with a branch in Minnesota.

The Company operates under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker/dealer who carries no margin accounts promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company. Broker/dealers operating under the provisions of (k)(2)(i) are also exempted from the remaining provisions of rule 15c3-3, including the requirement to make the reserve computations under rule 15c3-3.

As a single-member limited liability company, the Company is a flow-through entity. As such, the income or loss of the Company flows through to Mid-States for income tax purposes.

Use of Estimates in the Preparation of Financial Statements: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions and Financial Instruments with Off-Balance-Sheet Risk: Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

Securities owned are recorded at market value using last sales prices on the respective exchanges, with unrealized gains and losses reflected in income. At December 31, 2005, investments consist of one United States government security.

The Company, under the correspondent agreement with its clearing broker, has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is, therefore, exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations. However, settlement of transactions is on a delivery versus payment method.

Commissions: Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are now such matters that will have a material effect on the financial statements.

Statement of Cash Flows: The Company considers cash on hand, cash deposits at the clearing organization, and short-term investments having an initial maturity of three months or less that are not held for sale in the ordinary course of business as cash and cash equivalents for purposes of the statement of cash flows.

2. CLEARING AGREEMENTS

In July 2003, the Company entered into a fully-disclosed clearing agreement with JP-Morgan Chase Bank (the Bank) whereby customer accounts are cleared by the Bank. The agreement calls for the Bank to maintain (1) a separate custody clearing account in the name of the Company to hold securities for the account of the broker, (2) a general deposit demand cash account linked with the clearing account, and (3) a segregated account titled "Special Account for the Exclusive Benefit of Customers of Mid-States Investment Solutions LLC" holding fully paid-for customer securities for the account of the Company's own customers, as specified in SEC Rule 15c3-3(k)(2)(i). At December 31, 2005, the Company had $86,389 in cash on deposit at the Bank.

3. RELATED PARTIES

Under a Master Services Agreement dated December 31, 2003, and revised on September 30, 2005, the Company, as an agent for Mid-States, provides marketing services and introduces financial products to Mid-States' members as well as provides certain other investment services. Fee income paid by Mid-States to the Company for marketing services performed under the Master Services Agreement totaled $1,870,673 for 2005.

The Master Services Agreement calls for Mid-States to provide certain corporate support services to the Company such as telecommunication service, office rental, and treasury and accounting support. The Company incurred $1,685,712 of expense reimbursement for these support services and costs in 2005.

At December 31, 2005, the Company had cash of $16,943 held in accounts at Mid-States.

4. EMPLOYEE BENEFITS

The employees of the Company participate in a 401(k) benefit plan sponsored by the parent company. Employee contributions are matched by the Company at a rate equal to 100 percent of the first 4 percent of the compensation contributed. In addition, the Board of Directors of the parent company may approve a discretionary profit sharing contribution for eligible employees annually. Expense for 2005 was $55,029.

5. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2005, the Company's net capital as defined by SEC Rule 15c3-1 totaled $200,917, which was $100,917 in excess of its minimum net capital requirement of $100,000. At December 31, 2005, the Company's ratio of aggregate indebtedness to net capital was .50 to 1.

MID-STATES INVESTMENT SOLUTIONS LLC
SCHEDULE OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

Member's Equity	**$ 247,688**
Less : Non-Allowable Assets	
Other Assets and Prepaid Expenses	46,771
Net Capital Before Haircuts	**200,917**
Additions to Net Worth (Subordinated Debt)	-
Tentative Net Capital	**200,917**
Haircuts	-
Net Regulatory Capital	**200,917**
Due To Parent	-
All Other Liabilities	101,787
Aggregate Indebtedness (AI) *(Total Liabilities)*	**101,787**
Calculation of Minimum Net Capital Requirement (1/15 of AI):	6,786
Regulatory Minimum Capital Requirement:	**100,000**
Excess Net Capital	**100,917**
AI	101,787
Net Capital	200,917
Ratio of AI to Net Capital	**50.66%**

Note: There were no material differences between the above computation and the form included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing. Accordingly, no reconciliation is deemed necessary.

MID-STATES INVESTMENT SOLUTIONS LLC
SCHEDULE OF THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

The Company operates under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker/dealer who carries no margin accounts promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company. Broker/dealers operating under the provisions of (k)(2)(i) are also exempted from the remaining provisions of rule 15c3-3, including the requirement to make the reserve computations under rule 15c3-3.

McGladrey & Pullen
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Sole Manager
Mid-States Investment Solutions LLC
Warrenville, Illinois

In planning and performing our audit of the financial statements and supplemental schedules of Mid-States Investment Solutions LLC (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons

(2) Recordation of differences required by rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal

control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Minneapolis, Minnesota
January 19, 2006
midinv.mn.intcontrolann.05.kp